October 20, 2020

George K. Schuler
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    ALBEMARLE CORPORATION
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-12658

Dear Mr. Schuler:

In your letter dated October 5, 2020 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for fiscal year ended December 31, 2019 within ten business days or advise you when we would provide a response.

During our telephone conversation with you on October 20, 2020, we advised you that we would like to request an extension of time to provide a response in order to collect additional information to address certain questions posed by the Staff. Accordingly, we respectfully request an extension until Tuesday, October 27, 2020 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer